QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT (a)(3)

UNITED INDUSTRIAL CORPORATION
124 Industry Lane
Hunt Valley, Maryland 21030
(410) 628-3500

        October 16, 2007

Dear Stockholder:

        I am pleased to inform you that on October 7, 2007, United Industrial Corporation ("UIC") entered into an Agreement and Plan of Merger with Textron Inc. ("Textron") and an indirect wholly owned subsidiary of Textron.

        Under the terms of the merger agreement, Textron is today commencing a tender offer to purchase all of the outstanding shares of UIC common stock at a price of $81.00 per share in cash. As set forth in the Offer to Purchase dated October 16, 2007 (the "Offer to Purchase"), the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 13, 2007, unless it is extended. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions contained in the merger agreement), this Textron subsidiary will be merged into UIC, and all shares of UIC common stock not purchased in the tender offer (other than shares held by Textron and UIC and their respective subsidiaries and shares held by UIC stockholders who have perfected appraisal rights under Delaware law) will be converted into the right to receive the same cash price per share paid in the tender offer.

        UIC's Board of Directors has unanimously (other than one recused director) approved the merger agreement, the tender offer and the merger and has determined that the tender offer and the merger are fair to, and in the best interests of, UIC stockholders. Accordingly, the Board of Directors recommends that you accept the tender offer and tender your shares pursuant to the offer.

        Enclosed with this letter is a Schedule 14D-9 containing the recommendation of UIC's Board of Directors and explaining the reasons behind its recommendation, as well as the background to the transaction and other important information.

        Also accompanying this letter is a copy of Textron's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your UIC shares. Those documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the enclosed materials carefully.

        The management and directors of UIC encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,
By	/s/ FREDERICK M. STRADER Frederick M. Strader Chief Executive Officer and President

QuickLinks

UNITED INDUSTRIAL CORPORATION 124 Industry Lane Hunt Valley, Maryland 21030 (410) 628-3500